September 10, 2008

Mr. John Reynolds
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:	Steven Madden, Ltd. Form 10-K for the fiscal year ended December 31, 2007 Filed March 12, 2008 File No. 000-23702

Dear Mr. Reynolds:

This letter is in response to your letter dated August 29, 2008 to Mr. Edward Rosenfeld, Chief Executive Officer of Steven Madden, Ltd. (the "Company").

The Company’s response to your comments are set forth below. For your convenience, the Company has also included the text of your comments.

1.	Selected Financial Data, page 18

We note that you declared and paid cash dividends in November of 2005 and 2006 however, we did not find disclosure of cash dividends per common share in the selected financial data table. Please add this disclosure pursuant to Item 301 of Regulation S-K or tell us why this disclosure is not applicable to your circumstances.

Company Response

The Company intends to include disclosure of cash dividends declared per common share in all future filings in the selected financial data table.

2.	Note B – Acquisitions, page F-13

We note your acquisition of Daniel M. Friedman and Associates, Inc. in February 2006. You state in the first paragraph on page F-15 that the fair values assigned to tangible and intangible assets acquired and liabilities assumed were based on management’s estimates and assumptions, as well as third-party independent valuations. In future filings when you include statements attributed to experts and your report is incorporated by reference into a previously filed Securities Act registration statement, please name the experts that determined the valuations and provide the consent of experts pursuant to Item 601 of Regulation S-K. As an alternative, you may delete all references to third-party valuations in future Exchange Act filings.

Mr. John Reynolds
United States Securities and Exchange Commission
Division of Corporation Finance
September 3, 2008

Company Response

The Company intends to omit references to third-party valuations from all future filings as appropriate.

3.	Signatures

In future filings on Form 10-K, please include the signature of your principal accounting officer, designating the person signing in that capacity.

Company Response

The signature of the Company’s principal accounting officer will be included in all future filings and the person signing in such capacity will be designated.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company welcomes the opportunity to discuss any aspect of this letter with you further.

Sincerely,

/s/ Edward R. Rosenfeld
Edward R. Rosenfeld
Chief Executive Officer
Steven Madden, Ltd.